VIA EDGAR

November 17, 2015

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington D.C. 20549

Re: HudBay Minerals Inc. (“the Company”); File No. 1-34244

Thank you for your comment letter dated November 04, 2015 with respect to a review of the Company’s Form 40-F for the Year Ended December 31, 2014. For convenience, we have recited your comments in italicized text below with our response following in regular text.

1.

We note from your discussion on page 27 that your effective income tax rate on the profit before tax for 2014 was approximately negative 570.5%. We also note that the significant items causing your effective income tax rate to be significantly lower than the 27% estimated Manitoba statutory income tax rate included the following:

•

Certain deductible temporary differences with respect to Manitoba were recognized in the year related to decommissioning and restoration and other employee benefit liabilities as you have determined that it is probable that you will realize the recovery resulting in a decrease in deferred tax expense of approximately $31 million.

•

Certain taxable temporary differences were determined probable to reverse outside of the 15 year tax stability agreement in Peru and will be subject to lower, newly enacted tax rates in Peru, resulting in a decrease in deferred tax expense of $14.9 million.

•

Certain deductible temporary differences with respect to Peru were recognized in the year as it was determined probable that you would realize the benefit related to the loss carryforward balances and an increase in tax basis related to the translation of historical balances into US dollars for tax filing purposes, resulting in a decrease in deferred tax expense of $22.6 million.

With regard to each of the above items that significantly reduced your deferred tax expense in 2014, please tell us and revise your disclosures in future filings to explain the nature and timing of the changes in events and circumstances that resulted in your conclusions that these items would now be recoverable and/or deductible or realizable, and should therefore be reflected as a reduction to your deferred tax expense during 2014. Please also provide us your proposed disclosures.

Management’s Response

The deferred income tax provision is impacted by judgement and the use of estimates based on the guidance provided under International Accounting Standard (“IAS”) 12. As described in Notes 2(d) and 3(o) to our consolidated financial statements for the years ended December 31, 2014 and 2013, we record the deferred income tax provision based on the following:

•

Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable income in future periods in order to utilize recognized deferred tax assets as required by IAS 12:24 & 12:34;

•

At the end of each reporting period, management reassesses unrecognized deferred tax assets to determine whether significant events have occurred that would change management’s judgement as to the recognition of the deferred tax assets as required by IAS 12.37; and

•

The measurement of deferred tax assets and deferred tax liabilities is based on tax rates that are expected to apply in the period that the asset is realized or liability is settled based on tax rates that have been enacted or substantively enacted by the end of the reporting period as required by IAS 12:47.

In Q4 2014, in accordance with IAS 12:37, and taking into account that mines by their nature are limited life projects, management reassessed the periods in which assets are expected to be realized or liabilities are to be settled and the likelihood of having taxable income in those future periods in order to support and adjust the recognition and measurement of deferred tax assets and deferred tax liabilities taking into account the following:

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Management does not consider projected taxable profits from mines that have not achieved a certain amount of production. The achievement of targeted production levels for both the Lalor and Constancia mines in Q4 2014 resulted in management concluding that additional projected taxable profits were probable as a result of these mines significantly extending the life of mine of our operations and justified the recognition of certain deductible temporary differences based on IAS 12:24 and 12:34. Further justification that the probability threshold was met for projected taxable profits at both mines in Q4 2014 was the elimination of construction risk in Peru and the successful construction of mines in Manitoba that reached commercial production. The deductible temporary differences recognized in Q4 2014 are projected to reverse within the mine life of the Lalor and Constancia mines as projected taxable profits are considered probable during this period. Management does not consider projected taxable profits from mines that have not achieved a certain amount of production and as a result did not previously consider the projected taxable profits of the Lalor and Constancia mines prior to Q4 2014. The Manitoba decommissioning and restoration and other employee benefit liabilities are expected to reverse over a number of years, including years outside of the projected mine life of the Lalor mine that are not recognized as deferred tax assets. The Peruvian loss carryforward balances were not previously recognized as Peruvian law restricts the loss carryforward period to four years and Peru had no existing mines in production in previous quarters to justify the recognition;

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Peruvian legislation enacted on December 31, 2014 gradually reduces the overall corporate income tax rate to 26% and is expected to apply after the 15 year tax stability agreement we negotiated with the Peruvian government expires. The current agreement provides tax stability for a 15 year period for the taxes existing on the date of the agreement along with accelerated tax depreciation, a 2% increase in the applicable income tax rate, and the ability to elect to file tax returns with US dollar financial statements. As a result of this new legislation, temporary differences that are expected to reverse outside of the 15 year tax stability agreement were re-measured at the income tax rate of 26%, as opposed to the income tax rate of 32% under the existing tax stability agreement; and

•

Confirmation received from the Peruvian Ministry of Mines in December 2014 relating to the translation of historical balances allowed under the tax stability agreement. This confirmed that historical balances may be translated into US dollars for tax filing purposes using specific historical foreign exchange rates, resulting in a revised tax base and reduction in the deferred tax liabilities previously recorded.

In response to your request for revised disclosures on this matter, we will include the revised disclosure below in our Management’s Discussion and Analysis for the year ended December 31, 2015, which will be included as an exhibit to our Form 40-F for the year ended December 31, 2015. Please note that the tracked changes in the first three bullets below are for reference purposes only and will not appear as such in the Form 40-F. In addition, the figures below are stated in Canadian dollars for reference purposes; however, the disclosure in the Form 40-F will be restated in U.S. dollars as a result of management changing its presentation currency to U.S. dollars effective July 1, 2015.

“Our effective income tax rate on the profit before tax for 2014 full year was approximately negative 570.5% (2013 - negative 95.5%) . Applying the estimated Manitoba statutory income tax rate of 27.0% to our profit before taxes of $11.5 million would have resulted in a tax expense of approximately $3.1 million; however we recorded an income tax recovery of $65.8 million (2013 full year expense - $53.5 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

•

As a result of the projected taxable profits of the Lalor mine now being considered probable based on levels of production achieved, ~~C~~certain deductible temporary differences from prior periods ~~with respect to Manitoba were recognized in the year~~ related to decommissioning and restoration and other employee benefit liabilities in Manitoba that are expected to reverse during the Lalor mine life were recognized ~~as we have determined that it is probable that we will realize the recovery~~, resulting in a decrease in deferred tax expense of approximately ~~$31~~ $13.6 million and $17.4 million, respectively;

•

Certain taxable temporary differences were determined probable to reverse outside of the existing 15 year tax stability agreement in Peru based on projected accounting and tax depreciation rates and will be subject to the lower, newly enacted tax rates in Peru of approximately 26% rather than 32%, resulting in a decrease in deferred tax expense of $14.9 million;

•

Certain deductible temporary differences from prior periods with respect to Peru were recognized in the year as a result of (i) a determination that it was ~~determined~~ probable that we would realize the benefit related to loss carryforward balances with a four year loss carryforward restriction, as a result of the projected taxable profits of the Constancia mine now being considered probable based on levels of production achieved; and (ii) a revised ~~an increase in~~ tax base ~~basis~~ related to the translation of historical balances into US dollars for tax filing purposes based on confirmation received from the Peruvian authorities on the computation of these balances using specific historical foreign exchange rates, resulting in a decrease in deferred tax expense of ~~$22.6~~ $8.2 million and $14.4 million, respectively;

•

Certain foreign exchange losses of $34.2 million (2013 full year - $52.1 million) are not deductible for local income tax purposes and therefore result in an increase in deferred tax expense for the year of approximately $9.2 million;

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The loss of $6.5 million recognized on the disposition of the Back Forty project in Michigan caused deductible temporary differences which can result in a deferred tax asset being recognized to the extent any Canadian accrued gains exist based on the projected applicable capital gains tax rate at 50% of the statutory tax rate. We have not recorded a related deferred tax asset for these deductible temporary differences as there are no Canadian accrued gains on account of capital. The non-deductible portion of the loss plus the tax benefit of the deferred tax asset not recognized resulted in an increase in deferred tax expense of approximately $1.8 million for the year;

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The gain recognized on available-for-sale investments related to Augusta shares previously owned by Hudbay and certain other fair value adjustments of approximately $75.7 million creates an unrecognized taxable temporary difference resulting in a decrease in deferred tax expense of approximately $20.4 million;

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Certain of our foreign operations incurred losses of $7.2 million (2013 full year - $24.9 million), the tax benefit of which has not been recognized since we determined that it is not probable that we will realize the benefit of these losses, resulting in an increase in deferred tax expense of approximately $1.9 million;

•	Augusta transaction costs of $16.7 million which are not deductible for income tax purposes, resulting in an increase in deferred tax expense for the year of approximately $4.5 million; and
•

Increases to our decommissioning and restoration liabilities resulting from a significant decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $4.7 million (2013 full year – recovery $6.5 million) related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.”

2.

In a related matter, we note from the discussion on page 22 of Exhibit 99.1 to your report on Form 6- K filed on July 30, 2015, that during the six months ended June 30, 2015, changes in your assessments with respect to the items reflected in the first two bullet points references in the comments above, resulted in increases in deferred tax expense of $8.0 million and $6.8 million, respectively, during the six month period. Please tell us the nature and timing of the changes in events or circumstances that resulted in your conclusion that these deductible or taxable temporary differences were no longer recoverable or realizable and an increase in your deferred tax expense was required.

Management’s Response

Similar to Q4 2014, for each reporting period, including Q2 2015, management reassesses the periods that assets are realized or liabilities are settled and the likelihood of taxable income in future periods in order to support and adjust the recognition and measurement of deferred tax assets and deferred tax liabilities. In Q2 2015, management reassessed the above noted deductible or taxable temporary differences taking into account the following:

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During the period, certain deductible temporary differences with respect to additional liabilities for Manitoba decommissioning and restoration and other employee benefit liabilities were not recognized as it is was not probable that we would realize the recovery, resulting in an increase in deferred tax expense of approximately $8.0 million. This adjustment includes the impact of the average annual effective tax rate methodology recommended under IAS 34:B12 used by management in the interim period. As there was no change in the projected taxable profits in Manitoba from Q4 2014, management concluded that it was not probable that sufficient taxable profits would be available in the future to support the recognition of the deductible temporary differences related to the additional liabilities for Manitoba decommissioning and restoration and other employee benefit liabilities incurred in the period, consistent with the fact that a portion of the temporary differences after Q4 2014 remained unrecognized; and

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Paragraph 47 of IAS 12 states “[d]eferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.” This requires that the reversal of temporary differences be scheduled into future periods in circumstances where future tax rates differ from current tax rates. This is very relevant to the Company as it relates to its mining operations in Peru where the tax rates that apply to temporary differences expected to reverse after the expiry of the stability agreement are lower than during the term of the stability agreement. This scheduling of reversing temporary differences is an on-going process in the calculation of the Company’s deferred tax assets and liabilities. Positions taken in annual tax returns, capital expenditures in each period and estimated future amortization of mining related properties all affect the expected timing of reversals of temporary differences in future periods and therefore the tax rate associated with these reversals. Management revised its estimated reversals of taxable temporary differences using projected accounting and tax depreciation rates. The revised projections reflected revised allocations to specific tax pools taking into consideration the risk of loss carryforwards expiring within the four year carryforward period depending on future commodity prices and additional capital expenditures. As a result, certain taxable temporary differences were determined probable to reverse within the timeframe of the 15 year tax stability agreement in Peru and will be subject to the income tax rate of 32% rather than the income tax rate of 26% that will apply outside of the tax stability agreement, resulting in an increase deferred tax expense of $6.8 million.

The Company acknowledges it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ David S. Bryson
David S. Bryson
Senior Vice President and
Chief Financial Officer

cc.	Audit Committee, HudBay Minerals Inc.
Susan Bennett, Deloitte LLP